 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

PLACER DOME INC.

(Name of Subject Company (Issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (Bidder))

Common Shares

 (Title of Class of Securities)

725906101

 (CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

 (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

This Statement amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on November 10, 2005 by Barrick Gold Corporation (“Barrick”).

The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, on the basis of and at the election of the shareholder of Placer Dome:

(a) US$20.50, in cash for each Share; or

(b) 0.7518 of a Barrick common share and US$0.05 in cash for each Share in each case subject to proration.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005, as amended to the date hereof (the “Offer and Circular”) and the related Letter of Transmittal, copies of which were filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO.

      Item 4 Terms of the Transaction

      Barrick announced today that it has reached an agreement with Placer Dome (see Item 5 below) pursuant to which Barrick will increase its Offer price to acquire the Shares from US$20.50 to US$22.50. Under the revised offer, the shareholders of Placer Dome will have the right to elect to receive US$22.50 in cash or 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to pro ration based on the maximum amount of cash and Barrick common shares offered. The maximum amount of cash to be paid by Barrick will be approximately US$1.344 billion, and the maximum number of Barrick common shares to be issued will be approximately 333 million, on a fully diluted basis. The Offer will be formally amended through a notice of variation and extension, which is expected to be mailed to the shareholders of Placer Dome in the first week of January, 2006.

Item 5 Past Contacts, Transactions, Negotiations and Agreements

On December 19, 2005, there was a meeting between senior executives of Barrick and Placer Dome during which Barrick outlined its belief and the reasons for its belief that a combination of Placer Dome and Barrick was the best alternative for Placer Dome to pursue.

On December 20, 2005, there were discussions between the financial advisors to Barrick and Placer Dome regarding whether Barrick would be permitted to participate in the process of Placer Dome’s review of its strategic alternatives. In the evening of December 20, 2005, there was a meeting between senior executives of Barrick and Placer Dome during which Barrick suggested a willingness to increase the consideration under the Offer in an effort to ensure Barrick would be entitled to participate fully in Placer Dome’s process.

On December 21, 2005, there were discussions between the financial advisors of Barrick and Placer Dome regarding the Offer, Placer Dome’s review of strategic alternatives and the extent of any increase in the consideration under the Offer that would be necessary to ensure that Barrick would be able to participate fully in Placer Dome’s process. Later in the day, Barrick sent a form of support agreement (“Support Agreement”) to Placer Dome.

During the evening of December 21, 2005, there were negotiations between the executives of Barrick and Placer Dome, following which the final form of the Support Agreement was agreed and signed.

Item 12 Exhibits

As permitted by General Instruction F to Schedule TO, Barrick's press release dated December 22, 2005 is herein incorporated by reference to Barrick's filing pursuant to Rule 425 on December 22, 2005.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name: Sybil E. Veenman Title: Vice President, Assistant General Counsel and Secretary
Date: December 22, 2005

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EXHIBIT INDEX

Exhibit	Description
(a)(13)(1.1)	Barrick's press release dated December 22, 2005 (incorporated by reference to Barrick's filing pursuant to Rule 425 on December 22, 2005)

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